July 10, 2018

VIA EDGAR CORRESPONDENCE

John M. Ganley, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We are writing to respond to the comments that you communicated to us by telephone on May 30, 2018, relating to Post-Effective Amendment No. 195 under the Securities Act of 1933 (“1933 Act”) and No. 204 under the Investment Company Act of 1940 (“1940 Act”) to the Registration Statement on Form N-1A of ProShares Trust (the “Registrant”), which was filed on April 13, 2018.

For ease of reference, your comments have been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.	Comment: Please include a completed fee table and expense example with the Fund’s next filing.

Response: The Registrant has supplied the Fund’s completed fee table and expense example in the prospectus (“Prospectus”) filed as part of Post-Effective Amendment No. 199 under the 1933 Act and Post-Effective Amendment No. 208 under the 1940 Act.

2.	Comment: Please provide the index methodology and a list of the index constituents.

Response: The index methodology is available at https://www.solactive.com/wp-content/uploads/2017/12/Guideline-PSONLINP_PSONLINE-1.pdf.

The list of current index constituents is available at https://www.solactive.com/wp-content/uploads/solactiveip/en/Factsheet_DE000SLA42P4.pdf.

3.	Comment: Please consider clarifying in the first paragraph of the Principal Investment Strategies section the meaning of “non-store sales channels.”

Response: The referenced language has been supplemented on page 2 of the Prospectus.

4.	Comment: Please clarify whether the securities will be concentrated in any country or geographic region.

Response: The Fund will concentrate its investments in a particular country or geographic region outside the U.S. to approximately the same extent as the Index is so concentrated. As of May 31, 2018, the index was not concentrated in a particular country or geographic region outside of the United States.

5.	Comment: Please describe how the Registrant will meet the requirements of SEC Rule 35d-1 [17 CFR 270.35d-1] under the Investment Company Act of 1940 [15 U.S.C. 80a-1 et seq.].

Response: The Fund complies with Rule 35d-1 by investing at least 80% of its assets in the securities included in the Index. Index constituents are determined based on third-party industry classifications that consider factors such as principal business activity, revenues and earnings.

*        *        *         *        *

We hope that these responses and revised disclosures adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Cheryl A. Ardin

ProShare Advisors LLC

Associate Counsel

2